COR5 INC.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED

SEPTEMBER 16, 2026

COR5 INC.

TABLE OF CONTENTS

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Cor5 Inc.

We have reviewed the accompanying financial statements of Cor5 Inc., which comprise the balance sheet as of September 16, 2026, and the related statement of operations, changes in stockholders' equity, and cash flows for the period ended September 16, 2026 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Cor5 Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
October 8, 2026

COR5 INC.

BALANCE SHEETS

SEPTEMBER 16, 2026

ASSETS		
Cash and cash equivalents	$	621
Prepaid expense		18,247
Total Current Assets		18,868
Total Assets	**$**	**18,868**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accrued interest payable	$	242
Total current liabilities		242
Advances from shareholder		24,500
Total liabilities		24,742
Shareholders' Equity		
Common stock		90
Additional paid in capital		10
Accumulated deficit		(5,974)
Total shareholders' equity		(5,874)
Total liabilities and shareholders' equity	**$**	**18,868**

The accompanying notes and accountants' review report.

COR5 INC.

STATEMENT OF OPERATION

FOR THE PERIOD ENDED SEPTEMBER 16, 2026

Net revenue earned	$	-
Services		-
Gross profit		-
Operating Expenses:		
Research and development		4,000
Amortization expense		1,253
Professional fees		540
Total Operating Expense		5,793
Loss from operations		(5,793)
Other (Income)/Expenses:		
Other income		(61)
Other expense		242
Net other (income) /expense		181
Provision for income taxes		-
Net Loss	**$**	**(5,974)**

The accompanying notes and accountants' review report.

COR5 INC.
STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE PERIOD ENDED SEPTEMBER 16, 2026

	Shareholders' Deficit				
	Common Stock				
	Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, July 06, 2026		$ -	$ -	$ -	$ -
Issuance of common stock	$ 9,000,000	90	-	-	90
Founder contribution		-	100	-	100
Stock subscription receivable		-	(90)		(90)
Net loss		-	-	(5,974)	(5,974)
Balance at September 16, 2026	**$ 9,000,000**	**$ 90**	**$ 10**	**$ (5,974)**	**$ (5,874)**

The accompanying notes and accountants' review report.

COR5 INC.
STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED SEPTEMBER 16, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(5,974)
Amortization expense		-
Non-cash share issue		-
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(18,247)
Accrued interest payable		242
NET CASH USED IN OPERATING ACTIVITIES		(23,979)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Share capital proceeds		100
Share holder loan		24,500
NET CASH PROVIDED BY FINANCING ACTIVITIES		24,600
NET CHAGE IN CASH AND CASH EQUIVALENTS		621
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$**	**621**

The accompanying notes and accountants' review report.

NOTE 1 –DESCRIPTION OF BUSINESS

Cor5 Inc. (the "Company") is a major online global community and technology company for software developers headquartered in Philadelphia, Pennsylvania.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed assets and accounts receivable. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains its cash with a limited number of financial institutions, which may result in balances exceeding federally insured limits. Management does not believe the Company is exposed to significant credit risk as of the balance sheet date.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses since inception.

Recently Issued Accounting Standards

During the period ended September 16, 2026, no new accounting standards were adopted that had a material impact on the Company's financial statements.

NOTE 3 –FAIR MARKET VALUE

The Company measures fair value in accordance with ASC 820, Fair Value Measurement, which establishes a three-level valuation hierarchy. As of September 16, 2026, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis. The Company's financial instruments, which consist primarily of cash, refundable customer deposits, and accounts payable, are recorded at historical cost. Management believes that the carrying values of these instruments approximate their fair values due to their short-term nature and settlement terms.

NOTE 4 –CASH

As of September 16, 2026, the Company held cash of $621 consisting primarily of funds deposited with the Company's bank accounts. The Company maintains its cash with federally insured financial institutions. Balances may exceed the FDIC insurance limit of $250,000.

NOTE 5 — INCOME TAXES

The Company is incorporated in the State of Pennsylvania and is subject to U.S. federal and state income taxes. The Company has incurred net operating losses since inception and has not recorded any provision for income taxes for the period ended September 16, 2026.

Deferred tax assets, including those arising from net operating loss carryforwards, are recognized only to the extent that it is more likely than not that they will be realized. As of September 16, 2026, the Company has not recorded any deferred tax assets or liabilities because the realization of such assets is not considered more likely than not. Accordingly, a full valuation allowance has been established.

The Company has not taken any uncertain tax positions and does not expect any significant change in unrecognized tax benefits within the next 12 months. No federal or state income taxes have been paid or accrued during the period ended September 16, 2026.

NOTE 6 — LOAN FROM SHAREHOLDER

The Company received advances from its shareholder to fund operating expenses and working capital requirements. Outstanding advances totaled $24,500 at September 16, 2026.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from September 16, 2026 through October 8, 2026, the date these financial statements were available to be issued.

The Company is in the process of preparing a Regulation Crowdfunding (Reg CF) offering under Section 4(a)(6) of the Securities Act. As of the date of these financial statements, a Form C has not yet been filed.

No other material subsequent events occurred that would require disclosure or adjustment to the financial statements.

END OF REPORT